                                                                                                    -----------------------------
                                                     UNITED STATES                                          OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:         3235-0058
                                                                                                    Expires:       March 31, 2006
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                   hours per response ..... 2.50
                                                                                                    -----------------------------
                                                                                                    -----------------------------
                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                                                               000-06404
(Check One):                                                                                        -----------------------------
                                                                                                    -----------------------------
 | | Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K |X| Form 10-Q and Form 10-QSB                     CUSIP NUMBER
                                       |_| Form N-SAR

     For Period Ended:   March 31, 2005                                                             -----------------------------
                       -------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _______________________________________________________________________

------------------------------------------------------------------------------------------------------------------------------------
                            Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
------------------------------------------------------------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

------------------------------------------------------------------------------------------------------------------------------------

                        PART I -- REGISTRANT INFORMATION

------------------------------------------------------------------------------------------------------------------------------------
Full Name of Registrant

     Gateway Energy Corporation
------------------------------------------------------------------------------------------------------------------------------------
Former Name if Applicable


------------------------------------------------------------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

     500 Dallas Street, Suite 2615
------------------------------------------------------------------------------------------------------------------------------------
City, State and Zip Code

     Houston, TX  77002
------------------------------------------------------------------------------------------------------------------------------------



                                    PART II -- RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  [X]

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X]    (b) The subject annual report, semi-annual report or transition report on Form 10-K, Form 10-KSB,
              Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                           PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR,
or the transition report or portion thereof, could not be filed within the prescribed period.

Gateway Energy Corporation will not be able to file its Form 1-QSB for the quarter ended March 31, 205 by the deadline due to a situation where the work load exceeds available personnel.  The Registrant was unable to complete analysis of all financial and non-financial information needed to be included in the report.  As a result, the
Registrant's independent auditors will also not be able to complete their review of the financial statements prior to
May 16, 2005.



                                                                           (Attach Extra Sheets if Needed)



                                                                                                              SEC 1344 (3/06)

                                                  PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            John A. Raasch                                     (713)                                     336-0844
---------------------------------------                ---------------------                         ----------------
                (Name)                                      (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                                                                       [ ] Yes  [X] No

                           Form 10-KSB for the period ended December 31, 2004 has not been filed.
    --------------------------------------------------------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                [ ] Yes  [X] No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



====================================================================================================================================

                                                     Gateway Energy Corporation
                                             ------------------------------------------
                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    May 16, 2005                                                          By:  /s/  John A. Raasch
       ----------------                                                           ------------------------------------------------
                                                                                         John A. Raasch, Chief Executive Officer
                                                                                         and President
INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
------------------------------------------------------------------------------------------------------------------------------------
